Exhibit 99.1

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com

PRESS RELEASE

DENISON ANNOUNCES SALE OF GOVIEX SHARES
AND WARRANTS FOR UP TO $41.6 MILLION

Toronto, ON – Oct. 21, 2021. Denison Mines Corp. (“Denison” or the “Company”) (TSX: DML, NYSE American: DNN) is pleased to announce it has entered into a private agreement to sell (the “Transaction”) 32,500,000 common shares (“GoviEx Shares”) of GoviEx Uranium Inc. (“GoviEx”), currently held by Denison for investment purposes, and 32,500,000 common share purchase warrants entitling the holder to acquire one (1) additional common share of GoviEx owned by Denison at an exercise price of $0.80 for a term of 18 months (“GoviEx Warrants”). On closing of the Transaction, Denison will receive gross proceeds of $15,600,000 and will continue to hold 32,644,000 common shares of GoviEx. If the GoviEx Warrants are exercised in full, Denison will receive further gross proceeds of $26,000,000 and will transfer a further 32,500,000 common shares of GoviEx to the warrant holder.

The agreement is with an existing institutional shareholder of GoviEx. The Transaction is subject to customary closing conditions and is expected to be completed before the end of October, 2021. The GoviEx Warrants, or common shares of GoviEx received on the exercise of the GoviEx Warrants, will be subject to a hold period of four months and one day from the closing date, in accordance with applicable securities laws.

Denison intends to use the net proceeds of the Transaction for general corporate purposes.

This press release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated September 28, 2021 to its short form base shelf prospectus dated September 16, 2021.

Early Warning Disclosure

Upon closing of the Transaction, Denison will dispose of 32,500,000 GoviEx Shares at an attributed value of $0.48 per GoviEx Share (attributing the full gross proceeds of the Transaction to the GoviEx Shares with the GoviEx Warrants having an attributable value of $0.00), for aggregate gross proceeds to Denison of $15.6 million. The sale of the GoviEx Shares and GoviEx Warrants has been made through a private sale agreement.

Denison currently holds 65,144,021 GoviEx Shares (12.07% of the issued and outstanding GoviEx Shares, on a non-diluted basis based on GoviEx’s current disclosure record). The disposition will result in an approximate 50% decrease in Denison’s shareholdings in GoviEx. Upon completion of the Transaction, Denison will hold 32,644,021 GoviEx Shares, representing approximately 6.05% of the issued and outstanding GoviEx Shares. In the event that all of the GoviEx Warrants are exercised, Denison will dispose of an additional 32,500,000 GoviEx Shares at a value of $0.80 per GoviEx Share (being the exercise price of the Warrants), for additional gross proceeds to Denison of $26.0 million. This further disposition would result in a 99% decrease in Denison’s then shareholdings in GoviEx, and Denison would then hold 144,021 GoviEx Shares, representing approximately 0.03% of the issued and outstanding GoviEx Shares, on a non-diluted basis.

The disposition of GoviEx Shares was made for investment purposes. While Denison currently has no other plans or intentions with respect to the GoviEx securities, depending on market conditions, general economic and industry conditions, trading prices of GoviEx’s securities, GoviEx’s business, financial condition and prospects and/or other relevant factors, Denison may develop such plans or intentions in the future and, at such time, may from time to time acquire additional securities, dispose of some or all of the existing or additional securities or may continue to hold securities of GoviEx.

Denison will file an early warning report under National Instrument 62-103 in connection with the closing of the Transaction. A copy of the early warning report filed by Denison will be available under GoviEx’s profile on SEDAR at www.sedar.com and a copy can be obtained by contacting Denison (see below for details). GoviEx’s head office is located at 999 Canada Place, Suite 606 Vancouver, British Columbia V6C 3E1. As Denison will decrease its security holdings in GoviEx below 10%, following the above-noted early warning report filing, it will no longer be required to report under the early warning requirements of National Instrument 62-104 – Take-Over Bids and Issuer Bids, unless its security holdings in GoviEx increase to 10% or more in the future.

About Denison

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. In addition to its effective 95% interest in the Wheeler River project, Denison's interests in the Athabasca Basin include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill that is contracted to process the ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest Main and Midwest A deposits, and a 66.90% interest in the Tthe Heldeth Túé ("THT," formerly J Zone) and Huskie deposits on the Waterbury Lake property. The Midwest Main, Midwest A, THT and Huskie deposits are each located within 20 kilometres of the McClean Lake mill.

Through its 50% ownership of JCU (Canada) Exploration Company Limited, Denison holds additional interests in various uranium project joint ventures in Canada, including the Millennium project (JCU 30.099%), the Kiggavik project (JCU 33.8123%) and Christie Lake (JCU 34.4508%). Denison’s exploration portfolio includes further interests in properties covering ~280,000 hectares in the Athabasca Basin region.

Denison is also engaged in mine decommissioning and environmental services through its Closed Mines group (formerly Denison Environmental Services), which manages Denison's Elliot Lake reclamation projects and provides post-closure mine care and maintenance services to a variety of industry and government clients.

For more information, or a copy of the early warning report, please contact

David Cates	(416) 979-1991 ext 362
President and Chief Executive Officer

Shae Frosst	(416) 979-1991 ext 228
Investor Relations

Follow Denison on Twitter	@DenisonMinesCo

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this news release constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation, concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’, ‘be achieved’ or ‘has the potential to’.

In particular, this news release contains forward-looking information pertaining to the proposed Transaction, including the ability of Denison to complete the Transaction and the timing and intended use of proceeds thereof; the terms and impacts of exercise of the GoviEx Warrants; and expectations regarding its joint venture ownership interests and the continuity of its agreements with its partners and third parties.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison’s Annual Information Form dated March 26, 2021 or subsequent quarterly financial reports under the heading ‘Risk Factors’. These factors are not, and should not be construed as being exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this news release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this news release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this news release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.